EXHIBIT 99.1

HEXO Corp announces positive adjusted EBITDA and 94% increase in net revenue from prior year

OTTAWA, March 18, 2021 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NYSE: HEXO) (“HEXO” or the "Company") today reported its financial results for the second quarter fiscal 2021 ended January 31, 2021 (“2Q21”). All amounts are expressed in Canadian dollars unless otherwise noted.

"I am so proud of the entire HEXO team for the role they played in helping us achieve positive adjusted EBITDA this quarter, along with our seventh consecutive quarter of adjusted EBITDA improvement," said HEXO CEO and co-founder Sebastien St-Louis. "Our continued focus on delighting consumers has seen us increase our market share across Canada while maintaining the number one position in Quebec. We’re also very excited to have launched “powered by HEXO” CBD beverages in Colorado. Our net revenues and gross margin have continued to improve year over year, bolstered by our premium product mix with the relaunch of UP Cannabis."

"We are especially excited about our recently announced agreement to acquire Zenabis. We believe this transaction will be accretive for our shareholders and will position HEXO for accelerated domestic and international growth. The acquisition would place HEXO solidly in the top three position among licensed producers for Canadian adult-use cannabis sales, based on the most recent interim quarterly financial statements,” continued St-Louis.

Key Financial & Operating Highlights

  Achieved positive adjusted EBITDA, along with the seventh consecutive quarter of adjusted EBITDA improvement.
  Total net revenue increased to $32.8M, up 94% from the prior year quarter (“2Q20”) and 12% from the first quarter of fiscal 2021 ended October 31, 2021 (“1Q21”).
  Non-beverage Canadian adult-use revenue increased by 72% from 2Q20
  Adult-use net revenue increased by 10.5% in 2Q21, marking the fifth consecutive quarter of growth.
  Maintained number one position for market share in Quebec while increasing adult-use net revenues in the rest of Canada to 49% of the Company’s sales composition, up from 44% in 1Q21.
  Gross revenues for the UP Cannabis brand increased to $3.2M, representing 8% of total adult-use, non-beverage gross revenue in 2Q21 vs under 1% in 1Q21 due to the successful relaunch of the UP brand in late 1Q21.
  Brand mix, including the UP Cannabis brand, boosted non-beverage adult-use gross margin to 37%, up from 36% in 1Q21.
  Maintained the number one position in the beverage category with net revenue increasing 11% over 1Q21.
  Operational cash use of ($2.9M) for the quarter, and ($8.1M) over the past three quarters combined, not including non-cash working capital items.
  Due to HEXO’s ongoing success, the Company has never qualified for the Government of Canada’s COVID-19 related emergency response programs, such as the Canada Emergency Wage Subsidy (CEWS).  Conversely, several of the Company’s competitors have received tens of millions of dollars, all of which has been included in their operational cash flows

Subsequent Events

  Appointed Charles Bowman as General Manager of US Operations
  Entered into definitive arrangement agreement to acquire Zenabis Global Inc. The transaction remains subject to customary closing approvals including regulatory and shareholders approvals, as well as approval of the Plan of Arrangement by the British Columbia Supreme Court.
  Won a complete dismissal (subject to plaintiffs’ appeal right) in the federal US securities class action pending in the United States District Court for the Southern District of New York.
	For the three months ended			For the six months ended
Income Statement Snapshot	January 31, 2021	October 31, 2020	January 31, 2020	January 31, 2021	January 31, 2020
	$	$	$	$	$
Revenue from sale of goods	45,678	41,300	23,817	86,977	43,114
Excise taxes	(12,851)	(11,887)	(6,861)	(24,738)	(11,699)
Net revenue from sale of goods	32,827	29,413	16,956	62,239	31,415
Ancillary revenue	53	55	51	108	92
Total revenue	32,880	29,468	17,007	62,347	31,507

Gross profit before adjustments	11,688	10,381	5,676	22,067	10,114
Gross profit/(loss) before fair value adjustments	11,314	11,924	(10,413)	23,236	(31,854)
Gross profit/(loss)	18,584	18,214	(7,912)	36,796	(28,966)

Operating expenses	(25,501)	(20,776)	(281,506)	(46,280)	(321,030)
Loss from operations	(6,917)	(2,562)	(289,418)	(9,484)	(349,996)
Other expenses and losses	(13,922)	(1,635)	(8,749)	(15,553)	(14,325)
Net loss before tax	(20,839)	(4,197)	(298,167)	(25,037)	(364,321)
Tax recovery	–	–	–	–	6,023
Total Net loss	(20,839)	(4,197)	(298,167)	(25,037)	(358,298)

Second Quarter 2021 Financial Results

Total net revenue in 2Q21 increased $3.4M to $32.8M from $29.4M in 1Q21 due primarily to 11% growth in non beverage adult-use cannabis sales and 11% growth in adult-use beverage. Total net revenue increased 94% from the comparative period of fiscal 2020. The Company strengthened its positions in several key Canadian markets outside of Quebec, while maintaining its top competitive position within Quebec.

Total net revenue for the six months ended January 31, 2021 increased 98% to $62,347  compared to the same period of fiscal 2020.

For the three months ended	Adult-Use (excluding beverages)	Medical	International	Wholesale	Total non-beverage	Adult-use beverage	Company total
January 31, 2021	$	$	$	$	$	$	$
Net revenue	26,904	422	2,000	109	29,435	3,392	32,827
Cost of sales	17,010	143	577	44	17,774	3,418	21,192
Gross profit before adjustments ($)	9,894	279	1,423	65	11,661	(26)	11,635
Gross margin before adjustments (%)	37%	66%	71%	60%	40%	(1%)	35%

October 31, 2020	$	$	$	$	$	$	$
Net revenue	24,344	486	1,125	401	26,356	3,057	29,413
Cost of sales	15,497	123	317	113	16,050	3,037	19,087
Gross profit before adjustments ($)	8,847	363	808	288	10,306	20	10,326
Gross margin before adjustments (%)	36%	75%	72%	72%	39%	1%	35%

The Company’s consolidated gross margin for 2Q21 remained consistent at 35% from 1Q21. The Company’s recently relaunched premium Up brand contributed $3.2M in sales during the period.

Reduction of total operating expenses by 91% in 2Q21 from 2Q20, as the Company had no material impairments in the period. SG&A, marketing and promotion and R&D expenses improved by 3% from 2Q20 as the Company has actively sought to reduce operating expenses and drive toward EPS. These expenses were reduced 23% for the six months ended January 31, 2021 as compared to the same period of fiscal 2020.

The Company met its goal of reaching positive adjusted EBITDA in 2Q21. Total adjusted EBITDA improved by 148% to $202 from ($419) in the previous quarter.

Adjusted EBITDA

	Q2’21	Q1’21
	$	$
Total net loss	(20,839)	(4,197)
Finance expense (income), net	2,472	1,895
Depreciation, included in cost of sales	2,385	2,406
Depreciation, included in operating expenses	1,679	1,078
Amortization, included in operating expenses	342	331
EBITDA	(13,961)	1,513

Investment (gains) losses	13,135	1,388
Non-cash fair value adjustments	(7,270)	(6,290)
Non-recurring expenses	1,296	525
Other non-cash items	7,002	2,445
Adjusted EBITDA	202	(419)

The management’s discussion and analysis for the period and the accompanying financial statements and notes are available under the Company's profile on SEDAR at www.sedar.com and on its website at www.hexocorp.com.

Non-IFRS Measures

In this press release, reference is made to gross profit before adjustment, profit/margin before fair value adjustments, adjusted gross profit/margin, adjusted EBITDA, and revenue per gram equivalent which are not measures of financial performance under International Financial Reporting Standards (IFRS). These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complementary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of a review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the Company’s Management’s Discussion and Analysis for the three and six months ended January 31, 2021, filed on SEDAR and EDGAR.

Conference Call

The Company will hold a conference call, March 18th, 2020 to discuss these results. Sebastien St-Louis, CEO, and Trent MacDonald, CFO, will host the call starting at 8:30 a.m. Eastern. Analysts’ question and answer period will follow management’s presentation.

Date: March 18, 2021
Time: 8:30 a.m. EST
Webcast: https://event.on24.com/wcc/r/2948058/C229CDF2D3B1E49A664CAA0768E4F4B2

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Forward-looking statements in this press release include but are not limited to the Company’s statements with respect to management’s belief that certain expenses included in operating expenses are non-recurring and related to significant changes in market conditions and the refocus of its operations on becoming Adjusted EBITDA positive.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com